EXHIBIT 99.6

Press Release

Carling platform: Total will respect its commitments related to the development of resins business within the Group

Paris, October 21, 2020 – In response to information published by certain media that caused legitimate concerns at the Carling facility, Total confirms that:

•	There is no process under way to sell the Société Cray Valley.
•

Total will respect the commitments made in 2013 during Carling’s restructuring concerning the global C4 resin (Ricon, Krasol) and RW resin (Cleartrac) businesses, which are to continue their development within the Group.

Total reaffirms its commitment to the Carling petrochemical platform and its Region. Since the 2013 investment, the Carling platform has grown by focusing on specialty resins, value-added polymers intended primarily for the automotive industry and by also consolidating its position as Total’s main Polystyrene production site in Europe.

In addition, a voluntary economic and social development agreement, signed with the French government, the Grand Est region and local communities, has enabled several third-party industrial projects to be set up at Carling. The four projects, led by the companies Metex, Afyren, SNF Coagulants and Quaron, together represent an investment of €125 million and the creation of 143 jobs at the site.

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About Total

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.